FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 7th of  August, 2006

MSYSTEMS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued August 3, 2006 by msystems

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	August 7, 2006	By:	/s/ Donna Gershowitz
VP, General Counsel

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msystems Contact Elana Holzman Director of Investor Relations elana.holzman@m-systems.com Tel: +972-9-764-5000	Investor Contacts Jeff Corbin / Lee Roth KCSA Worldwide jcorbin@kcsa.com / lroth@kcsa.com Tel: +1 (212) 896-1214 / 1209

FOR Immediate Release

msystems' Second Quarter Earnings Release and Conference Call
Scheduled for August 7, 2006

Kfar Saba, Israel, August 3, 2006 - msystems(TM) (Nasdaq: FLSH) announced that it will release its second quarter 2006 financial results on Monday, August 7, 2006, during pre-market hours.

Following the earnings announcement, management will host a conference call at 10:00 a.m. EDT.  The call will not include a Q&A session.  The call can be accessed by dialing: +1 (973) 582-2830. The call will also be available live on the Internet at www.msystems.com and www.kcsa.com.  Following the call, the webcast will be archived for a period of 90 days.

A replay of the call will be available beginning at approximately 12:00 p.m. EDT, August 7, 2006, until August 14, 2006 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 7678807.

About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.msystems.com. msystems. made smarter.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in msystems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in msystems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for msystems` and its customers` products; and other risk factors detailed from time to time in msystems` filings with the Securities and Exchange Commission. msystems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to msystems` website above does not constitute incorporation of any of the information thereon into this press release.

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